February 5, 2019

Mr. Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Pacific Global ETF Trust

File Nos. 333-227097 and 811-23376

Dear Mr. Ellington:

On August 29, 2018 (the “Filing Date”), Pacific Global ETF Trust (the “Registrant”) filed an initial registration statement on Form N-1A related to the Pacific Global U.S. Dividend Yield ETF (“USDY”) (File No. 333-227097). On December 14, 2018, you provided verbal comments about the Registrant’s registration statement in a phone conversation with the undersigned.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.            Comment:  Please revise the administration, fund accounting, transfer agent, distribution and custody agreements that were filed in Pre-Effective Amendment No. 1 to the Registrant’s registration statement to include USDY’s adviser as a party to each of those agreements and to make certain other related changes to those agreements.

Response:  All but the ETF Distribution Agreement have been revised to include USDY’s adviser as a signatory party and to contain the other related, requested changes. These revised agreements, which have been executed, will be filed with Pre-Effective Amendment No. 3 to the Registrant’s registration statement.  As discussed in a subsequent phone conversation, the ETF Distribution Agreement will be filed with the SEC promptly after the Registrant’s next in-person boarding meeting.  Also, at that time, executed versions of the form of agreements that were not the subject of the SEC comments will be filed.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Mr. Kenneth Ellington

February 5, 2019

2.            Comment:  Please include USDY’s audited seed financial statements in a subsequent pre-effective amendment.

Response:  USDY’s audited seed financial statements were filed in Pre-Effective Amendment No. 2 of the Registrant’s registration statement.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:       J.G. Lallande

Pacific Global Asset Management